UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

September 30, 2011

Mizuho Financial Group, Inc.

Mizuho Corporate Bank, Ltd.

Mizuho Bank, Ltd.

Mizuho Securities Co., Ltd.

FOR GENERAL RELEASE

Capital and Business Alliance with the Joint Stock Commercial Bank for

Foreign Trade of Vietnam

Mizuho Corporate Bank, Ltd. (MHCB; Yasuhiro Sato, President & CEO), a subsidiary of Mizuho Financial Group, Inc. (MHFG; Yasuhiro Sato, President & CEO), announced today that it had agreed to enter into a capital and business alliance with the Joint Stock Commercial Bank for Foreign Trade of Vietnam (Vietcombank), one of the largest commercial banks in the Socialist Republic of Vietnam.

Japan and Vietnam have formed a close relationship over many years of trade, direct investment and Official Development Assistance (ODA) activities, and the importance of this relationship continues to increase. Along with strongly growing countries in Asia such as China and India, the Greater Mekong Sub-region has recently attracted a close following on the world stage as a region with high potential for economic growth. Within this, there is a high expectation of widening business opportunities for Japanese corporations going forward in Vietnam, as large-scale infrastructure projects progress and markets expand in association with the nation’s economic development.

As part of the program to strengthen business in the Asia region under Mizuho’s Transformation Program, this alliance aims to further improve services for our Japanese and non-Japanese customers in the high-growth emerging country of Vietnam by strengthening the partnership between MHFG and Vietcombank Group. This will be achieved through cooperation in areas including but not limited to corporate finance, investment banking, and retail finance.

MHCB has established branches in Hanoi City and Ho Chi Minh City, and this alliance will further strengthen the bank’s structure to support the business development of our customers in Vietnam by making it possible to provide services by leveraging various information as well as the domestic office network of Vietcombank.

1.	Overview of Capital Alliance

(1)	MHCB is planning to subscribe for 15% (after dilution) of Vietcombank’s shares through a private placement of equity. As a result, MHCB will be Vietcombank’s largest private shareholder and only next to the government of Vietnam.

(2)	MHCB will appoint one director to the Vietcombank Board of Directors as part of the capital alliance.

2.	Scope of Business Alliance

(1)	The business alliance will involve mutual cooperation in corporate transaction fields including investment banking and securities business beginning with syndicated loans, project finance, trade finance and settlement operations. It will take advantage of the corporate customer base of both bank groups and the financial expertise of MHCB, Mizuho Bank, Ltd. (MHBK; Takashi Tsukamoto, President & CEO), and Mizuho Securities Co., Ltd. (MHSC; Hiroshi Motoyama, President) (the Three Companies). Formation of an alliance in retail and consumer finance in Vietnam will also be targeted.

(2)	The Three Companies will provide technical support to Vietcombank through training of personnel etc., including providing expertise in areas such as products, risk management, and internal control.

(3)	Other opportunities for business partnerships with all MHFG companies, not limited to the Three Companies, will also be considered.

3.	Implementation Date

The transaction is subject to regulatory approval and the subscription price is expected to be paid by the first quarter of 2012.

4.	Advisors

MHCB was advised by Mizuho Securities Co., Ltd., Goldman Sachs, Freshfields Bruckhaus Deringer LLP, and Nagashima Ohno & Tsunematsu.

< Reference: Vietcombank >

Vietcombank (Head Office: Hanoi) is a major Vietnamese commercial bank, established in October 1962, with 11,386 employees, 377 branches and sub-branches, and total assets of approximately USD16.5 billion (as of June 30, 2011) (Ranked No. 1 among the four major commercial banks in Vietnam in terms of both market capitalization (listed on Hochiminh Stock Exchange) and net profit (as at Dec. 31, 2010)). In addition to providing various transactional services for retail and corporate customers, Vietcombank has strengths in foreign exchange, trade finance and settlement business. It provides an extensive range of financial services within Vietnam as a financial conglomerate, also holding securities, asset management and insurance companies within the group.

END

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026